UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Replimune Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

76029N106

(CUSIP Number)

Timothy J. Corbett

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

(617) 341-7700

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029N106		13G

1.	Names of Reporting Persons Robert Coffin

2.	Check the Appropriate Box if a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,307,300

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,307,300

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,300

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76029N106	13G

Item 1.
	(a)	Name of Issuer: Replimune Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 500 Unicorn Park Woburn, MA 01801

Item 2.
	(a)	Name of Person Filing: Robert Coffin
	(b)	Address of Principal Business Office or, if none, Residence: c/o Replimune Group, Inc. 500 Unicorn Park Woburn, MA 01801
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
	(e)	CUSIP Number: 76029N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 76029N106	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,307,300
(b) Percent of class: 4.9%

The percentage amount for the Reporting Persons is based on 46,384,675 shares of Common Stock outstanding as of December 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, filed with the Securities and Exchange Commission on February 4, 2021.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,307,300
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,307,300
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 76029N106	13G

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ Robert Coffin
Robert Coffin